US SEC

ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group
Finance Dept.
Tel.0-2537-4512, 0-2537-4611

PTTEP No. 1.910/ 147 /2007

RECEIVED

2007 MAY -2 A 11:27

082-03827

April 27, 2007

President
The Stock Exchange of Thailanc
62 Ratchadapisek Road, Klongtc
Bangkok 10110

07023147

SUPPL

Dear Sir,

Subject: Unreviewed Financial Statements, Management's Discussion and Analysis for the first quarter 2007

Attachment:
1. Unreviewed Financial Statements of PTT Exploration and Production Public Company Limited and Subsidiaries for the period of three months ended March 31, 2007 and 2006, including English translations
2. Management's Discussion and Analysis for the first quarter 2007

PTT Exploration and Production Public Company Limited, or PTTEP, would like to submit the Unreviewed Financial Statements of PTTEP and Subsidiaries for the period of three months ended March 31, 2007 and 2006, and Management's Discussion and Analysis for the first quarter 2007 as per attachments 1 and 2. These attached financial statements have already been reviewed by the Audit Committee on the basis that information is accurately represented and sufficient for investors.

For the first quarter 2007, the Company and its subsidiaries' total revenues were Baht 21,270 million, a decrease of Baht 1,423 million or 6% when compared with Baht 22,693 million in the first quarter 2006. Total expenses were Baht 8,901 million, a decrease of Baht 339 million or 4% when compared with Baht 9,240 million in the same quarter of last year.

The Company and its subsidiaries recorded a net income of Baht 6,771 million or earnings per share of Baht 2.06 compared with net income of Baht 7,839 million or earnings per share of Baht 2.39 in the first quarter 2006.

The Company and its subsidiaries' total consolidated assets, as of March 31, 2007 were Baht 172,428 million, total liabilities were Baht 82,264 million, and total shareholders' equities were Baht 90,164 million.

In accordance with the Federation of Accounting Professions issued notification no. 26/2549 regarding Accounting Standard no. 44 "Consolidated Financial Statements and Accounting for Investments in Subsidiaries", the Company has changed the accounting for

PROCESSED
MAY 04 2007
THOMSON
FINANCIAL

-2- / investments...

5/3

investments in subsidiaries and associates which are to be presented in the Company's financial statements under the cost method instead of the equity method from 2007 accounting period onwards. This is a merely change in accounting policy which does not affect fundamental factor of business and the Company's dividend policy.

Yours sincerely,

Maroot Mrigadat
President

(Unreviewed Quarter-1 and Consolidated F/S (F45-3))

Reports: unreviewed quarterly financial statements as follows.

Name PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY

Unreviewed
(In thousands)
Ending 31 March

The Consolidated Financial Statement

	Quarter 1	
Year	2007	2006
Net profit (loss)	6,771,356	7,839,065
EPS (baht)	2.06	2.39

The Company Financial Statement

	Quarter 1	
Year	2007	2006
Net profit (loss)	4,513,411	4,759,142
EPS (baht)	1.37	1.45

Comment: Please see details in financial statements from SET SMART

"The company hereby certifies that the information above is correct and complete."

Signature ______________

(Maroot Mrigadat)
Position President

Authorized to sign on behalf of the company

FINANCIAL STATEMENTS

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED

AND SUBSIDIARIES

FOR THE PERIOD OF THREE MONTHS ENDED MARCH 31, 2007

(UNAUDITED / UNREVIEWED)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT MARCH 31, 2007 AND DECEMBER 31, 2006

Unit : Baht

	Consolidated		The Company	
	March 31, 2007 (Unaudited/ Unreviewed)	December 31, 2006 (Audited)	March 31, 2007 (Unaudited/ Unreviewed)	December 31, 2006 (Unaudited/ Unreviewed) Restated
Assets				
Current Assets				
Cash and cash equivalents	28,191,546,834	18,520,906,222	14,501,433,913	7,152,100,391
Trade receivable-parent company	7,136,762,152	8,241,233,830	4,282,020,370	5,186,351,217
Trade receivables	1,513,910,385	1,545,794,719	22,923,628	58,691,883
Inventories	440,963,049	333,028,078	41,171,309	21,523,471
Materials and supplies-net	4,007,778,432	3,997,819,595	2,067,982,325	2,162,016,678
Other current assets				
Working capital from co-venturers	1,326,439,631	469,749,255	441,274,370	54,354,256
Other receivables	1,054,646,961	1,172,109,745	721,057,472	788,290,580
Accrued interest receivables	47,056,125	48,707,872	246,088,392	88,858,781
Other current assets	1,230,963,726	635,204,615	406,478,190	222,279,992
Total Current Assets	**44,950,067,295**	**34,964,553,931**	**22,730,429,969**	**15,734,467,249**
Non-current Assets				
Investments in subsidiaries, associates and jointly controlled entities	416,367,972	418,704,378	24,149,401,729	24,149,401,729
Long-term loans to related parties	150,000,000	-	14,495,482,747	12,998,269,720
Property, plant and equipment-net	125,932,854,905	121,503,558,029	61,847,498,971	60,666,673,737
Intangible assets	345,996,275	354,367,650	329,442,802	337,754,526
Deferred income taxes	112,082,201	-	-	-
Other non-current assets				
Prepaid expenses	420,950,276	475,624,631	125,567,924	168,795,679
Deferred of bonds issuing expenses	1,597,702	2,556,322	1,597,702	2,556,322
Other non-current assets	98,004,054	93,542,692	21,915,826	14,998,848
Total Non-current Assets	**127,477,853,385**	**122,848,353,702**	**100,970,907,701**	**98,338,450,561**
Total Assets	**172,427,920,680**	**157,812,907,633**	**123,701,337,670**	**114,072,917,810**

BALANCE SHEETS

AS AT MARCH 31, 2007 AND DECEMBER 31, 2006

Unit : Baht

	Consolidated		The Company	
	March 31, 2007 (Unaudited/ Unreviewed)	December 31, 2006 (Audited)	March 31, 2007 (Unaudited/ Unreviewed)	December 31, 2006 (Unaudited/ Unreviewed) Restated
Liabilities and Shareholders' Equity				
Current Liabilities				
Accounts payables	1,734,992,880	852,762,152	217,361,622	225,003,055
Current portion of long-term loan	6,790,875,630	7,002,591,596	6,790,875,630	7,002,591,596
Working capital to co-venturers	688,391,381	432,745,957	55,303,504	9,606,506
Accrued expenses	12,045,407,246	13,125,809,934	5,863,887,943	6,897,478,316
Accrued dividend payable	4,929,527,550	-	4,929,527,550	-
Accrued interest payable	45,844,290	186,218,096	74,804,066	189,919,618
Income tax payable	20,734,973,541	15,725,428,267	14,548,296,975	11,782,702,997
Other current liabilities	1,283,539,043	1,458,385,343	682,007,192	671,257,731
Total Current Liabilities	**48,253,551,561**	**38,783,941,345**	**33,162,064,482**	**26,778,559,819**
Non-current Liabilities				
Loans from related party	-	-	2,212,288,814	2,216,296,190
Bonds	5,637,189,781	2,203,819,951	5,637,189,781	2,203,819,951
Deferred income taxes	13,546,226,971	13,057,089,619	8,885,728,241	8,529,379,993
Other non-current liabilities				
Deferred income	3,872,471,441	4,031,491,512	-	-
Provision for decommissioning costs	10,415,436,482	10,712,387,696	6,615,488,092	6,794,024,576
Other non-current liabilities	539,521,621	499,728,017	529,002,380	487,905,667
Total Non-current Liabilities	**34,010,846,296**	**30,504,516,795**	**23,879,697,308**	**20,231,426,377**
Total Liabilities	**82,264,397,857**	**69,288,458,140**	**57,041,761,790**	**47,009,986,196**
Shareholders' Equity				
Share capital				
Registered capital				
3,322,000,000 ordinary shares of Baht 1 each	3,322,000,000	3,322,000,000	3,322,000,000	3,322,000,000
Issued and fully paid-up capital				
3,286,351,700 ordinary shares of Baht 1 each	3,286,351,700	-	3,286,351,700	-
3,286,002,000 ordinary shares of Baht 1 each	-	3,286,002,000	-	3,286,002,000
Share premium	12,319,999,360	12,307,588,440	12,319,999,360	12,307,588,440
Currency translation differences	(2,010,892,356)	(1,795,376,996)	-	-
Retained earnings				
Appropriated				
Legal reserve	332,200,000	332,200,000	332,200,000	332,200,000
Reserve for expansion	16,900,000,000	16,900,000,000	16,900,000,000	16,900,000,000
Unappropriated	59,335,864,119	57,494,036,049	33,821,024,820	34,237,141,174
Total Shareholders' Equity	**90,163,522,823**	**88,524,449,493**	**66,659,575,880**	**67,062,931,614**
Total Liabilities and Shareholders' Equity	**172,427,920,680**	**157,812,907,633**	**123,701,337,670**	**114,072,917,810**

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE PERIODS OF THREE MONTHS ENDED MARCH 31, 2007 AND 2006

Unit : Baht

	Consolidated		The Company	
	2007 (Unaudited/ Unreviewed)	2006 (Unaudited/ Reviewed)	2007 (Unaudited/ Unreviewed)	2006 (Unaudited/ Unreviewed) Restated
Revenues				
Sales	19,730,996,810	21,020,124,167	11,177,649,688	11,365,953,863
Revenue from pipeline transportation	826,481,446	573,742,091	-	-
Other revenues				
Gain on foreign exchange	456,015,835	743,696,302	375,055,059	450,575,243
Interest income	216,913,858	258,263,181	264,522,164	229,206,105
Other revenues	39,988,836	96,918,850	14,247,180	67,936,680
Total Revenues	**21,270,396,785**	**22,692,744,591**	**11,831,474,091**	**12,113,671,891**
Expenses				
Operating expenses	1,468,899,941	1,439,184,247	616,700,203	720,278,454
Exploration expenses	346,617,382	534,700,825	19,922,886	137,580,182
General administrative expenses	811,548,660	864,923,147	403,375,106	444,764,865
Petroleum royalties and remuneration	2,680,069,450	3,197,032,238	1,396,883,200	1,420,552,363
Other expenses				
Depreciation, depletion and amortization	3,588,351,409	3,200,096,887	1,552,555,764	1,376,334,219
Director's remuneration	2,891,086	2,668,750	2,891,086	2,668,750
Share of loss from investments accounted for under equity method	2,336,406	722,601	-	-
Total Expenses	**8,900,714,334**	**9,239,328,695**	**3,992,328,245**	**4,102,178,833**
Income before interest and income taxes	**12,369,682,451**	**13,453,415,896**	**7,839,145,846**	**8,011,493,058**
Interest expenses	178,138,197	321,941,617	203,792,423	172,277,184
Income taxes	5,420,188,634	5,292,408,926	3,121,942,227	3,080,073,952
Net income	**6,771,355,620**	**7,839,065,353**	**4,513,411,196**	**4,759,141,922**
Earnings per share				
Basic earnings per share	2.06	2.39	1.37	1.45
Diluted earnings per share	2.06	2.38	1.37	1.45

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

CONSOLIDATED

FOR THE PERIODS OF THREE MONTHS ENDED MARCH 31, 2007 AND 2006

Unit : Baht

	Share capital issued and paid-up	Share premium	Currency translation differences	Legal reserve	Reserve for expansion	Retained earnings	Total
Unaudited / Reviewed							
Balance - as at December 31, 2005	**3,274,660,500**	**11,918,329,000**	**(1,032,734,534)**	**332,200,000**	**16,900,000,000**	**40,304,864,062**	**71,697,319,028**
Share capital issued and paid-up	286,000	8,318,000	-	-	-	-	8,604,000
Currency translation differences	-	-	(328,199,562)	-	-	-	(328,199,562)
Net income	-	-	-	-	-	7,839,065,353	7,839,065,353
Balance - as at March 31, 2006	**3,274,946,500**	**11,926,647,000**	**(1,360,934,096)**	**332,200,000**	**16,900,000,000**	**48,143,929,415**	**79,216,788,819**
Unaudited / Unreviewed							
Balance - as at December 31, 2006	**3,286,002,000**	**12,307,588,440**	**(1,795,376,996)**	**332,200,000**	**16,900,000,000**	**57,494,036,049**	**88,524,449,493**
Share capital issued and paid-up	349,700	12,410,920	-	-	-	-	12,760,620
Currency translation differences	-	-	(215,515,360)	-	-	-	(215,515,360)
Net income	-	-	-	-	-	6,771,355,620	6,771,355,620
Dividend paid	-	-	-	-	-	(4,929,527,550)	(4,929,527,550)
Balance - as at March 31, 2007	**3,286,351,700**	**12,319,999,360**	**(2,010,892,356)**	**332,200,000**	**16,900,000,000**	**59,335,864,119**	**90,163,522,823**

(TRANSLATION)

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

THE COMPANY

FOR THE PERIODS OF THREE MONTHS ENDED MARCH 31, 2007 AND 2006

Unit : Baht

	Share capital issued and paid-up	Share premium	Currency translation differences	Legal reserve	Reserve for expansion	Retained earnings	Total
Unaudited / Unreviewed							
Balance - as at December 31, 2005	3,274,660,500	11,918,329,000	(1,032,734,534)	332,200,000	16,900,000,000	40,304,864,062	71,697,319,028
Cumulative effect of accounting change	-	-	1,032,734,534	-	-	(15,830,086,603)	(14,797,352,069)
Balance after adjustment	3,274,660,500	11,918,329,000	-	332,200,000	16,900,000,000	24,474,777,459	56,899,966,959
Share capital issued and paid-up	286,000	8,318,000	-	-	-	-	8,604,000
Net income (Restated)	-	-	-	-	-	4,759,141,922	4,759,141,922
Balance - as at March 31, 2006	3,274,946,500	11,926,647,000	-	332,200,000	16,900,000,000	29,233,919,381	61,667,712,881
Unaudited / Unreviewed							
Balance - as at December 31, 2006	3,286,002,000	12,307,588,440	(1,795,376,996)	332,200,000	16,900,000,000	57,494,036,049	88,524,449,493
Cumulative effect of accounting change	-	-	1,795,376,996	-	-	(23,256,894,875)	(21,461,517,879)
Balance after adjustment	3,286,002,000	12,307,588,440	-	332,200,000	16,900,000,000	34,237,141,174	67,062,931,614
Share capital issued and paid-up	349,700	12,410,920	-	-	-	-	12,760,620
Net income	-	-	-	-	-	4,513,411,196	4,513,411,196
Dividend paid	-	-	-	-	-	(4,929,527,550)	(4,929,527,550)
Balance - as at March 31, 2007	3,286,351,700	12,319,999,360	-	332,200,000	16,900,000,000	33,821,024,820	66,659,575,880

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE PERIODS OF THREE MONTHS ENDED MARCH 31, 2007 AND 2006

Unit : Baht

	Consolidated		The Company	
	2007	2006	2007	2006
	(Unaudited/ Unreviewed)	(Unaudited/ Reviewed)	(Unaudited/ Unreviewed)	(Unaudited/ Unreviewed)
				Restated
Cash flows from operating activities				
Net income	6,771,355,620	7,839,065,353	4,513,411,196	4,759,141,922
Adjustment to reconcile net income to net cash				
provided by (used in) operating activities				
Share of loss from investments accounted for under equity method	2,336,406	722,601	-	-
Amortization of up-front payment under Bongkot Gas Sale Agreement	43,227,755	45,131,539	43,227,755	45,131,539
Depreciation, depletion and amortization	3,587,392,788	3,197,703,007	1,551,597,143	1,375,375,598
Amortization of bonds issuing expenses	958,621	2,393,880	958,621	958,621
Amortization of prepaid expenses	11,446,599	4,531,836	-	-
Bond discount	-	277,212	-	-
Amortization of exploration costs	111,955,785	(13,387,497)	-	50,803
Gain on disposal of assets	(3,365,983)	-	(3,371,899)	-
Loss on disposal of materials	25,772,396	-	-	-
Deferred income taxes	422,743,983	657,058,583	356,348,248	344,754,014
Income recognized from deferred income	(148,985,011)	(58,220,337)	-	-
Unrealized gain on foreign exchange	(472,890,847)	(1,102,795,614)	(367,458,501)	(454,693,775)
	10,351,948,112	10,572,480,563	6,094,712,563	6,070,718,722
Changes in assets and liabilities				
Decrease in trade receivables	16,054,541	100,466,497	35,768,255	3,754,855
(Increase) decrease in trade receivable-parent company	1,089,431,906	(1,948,547,023)	904,330,848	(1,718,650,667)
(Increase) decrease in inventories	(107,934,971)	(207,695,513)	(19,647,839)	13,472,782
(Increase) decrease in materials and supplies-net	(36,798,903)	9,146,428	94,034,352	10,917,386
(Increase) decrease in working capital from co-venturers	(959,396,786)	28,391,956	(403,440,333)	(69,960,374)
(Increase) decrease in other receivables	111,581,988	(163,321,036)	66,766,800	(256,389,746)
(Increase) decrease in accrued interest receivables	1,369,696	(20,043,162)	(158,834,327)	(70,311,443)
(Increase) decrease in other current assets	(596,608,583)	37,547,381	(184,471,888)	32,266,961
(Increase) decrease in other non-current assets	(4,519,672)	4,808,846	(6,916,980)	(40,506)
(Decrease) increase in accounts payables	939,718,361	(305,972,633)	(8,618,270)	132,829,835

PTT EXPLORATION AND PRODUCTION PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE PERIODS OF THREE MONTHS ENDED MARCH 31, 2007 AND 2006

Unit : Baht

	Consolidated		The Company	
	2007	2006	2007	2006
	(Unaudited/ Unreviewed)	(Unaudited/ Reviewed)	(Unaudited/ Unreviewed)	(Unaudited/ Unreviewed)
				Restated
Changes in assets and liabilities (continued)				
(Decrease) increase in working capital to co-venturers	269,282,774	(93,011,016)	47,321,904	-
(Decrease) increase in accrued expenses	(947,422,754)	1,389,812,141	(978,252,456)	1,040,738,987
Decrease in accrued interest payable	(140,373,806)	(36,230,613)	(114,719,579)	(185,617,834)
Increase in income tax payable	5,014,397,961	4,338,885,412	2,765,593,979	2,735,319,937
(Decrease) increase in other current liabilities	(170,836,022)	141,897,327	12,494,515	236,264,650
Increase in deferred income	14,229	6,223	-	-
Increase in other non-current liabilities	39,793,604	72,258,419	41,096,713	69,659,992
Loss from translation foreign entities' financial statements	(96,726,062)	(71,073,978)	-	-
	4,421,027,501	**3,277,325,656**	**2,092,505,694**	**1,974,254,815**
Net cash provided by operating activities	**14,772,975,613**	**13,849,806,219**	**8,187,218,257**	**8,044,973,537**
Cash flows from investing activities				
Increase in loans to related parties	(150,000,000)	-	(1,683,141,822)	(960,040,572)
Increase in property, plant and equipment	(8,271,759,344)	(8,192,195,553)	(2,715,969,281)	(5,885,626,623)
Increase in intangible assets	(5,975,664)	(4,649,362)	(4,769,473)	(4,478,348)
Net cash used in investing activities	**(8,427,735,008)**	**(8,196,844,915)**	**(4,403,880,576)**	**(6,850,145,543)**
Cash flows from financing activities				
Cash received from bond issuing	3,500,000,000	-	3,500,000,000	-
Increase in loans from related party	-	-	63,000,000	-
Cash received from common share issuing	12,760,620	8,604,000	12,760,620	8,604,000
Dividend paid	(316,074)	(180,562)	(316,074)	(180,562)
Net cash provided by financing activities	**3,512,444,546**	**8,423,438**	**3,575,444,546**	**8,423,438**
Net increase in cash and cash equivalents	9,857,685,151	5,661,384,742	7,358,782,227	1,203,251,432
Cash and cash equivalents at beginning of the period	**18,520,906,222**	**30,507,066,433**	**7,152,100,391**	**13,821,767,602**
	28,378,591,373	36,168,451,175	14,510,882,618	15,025,019,034
Effects of exchange differences	(187,044,539)	(401,038,053)	(9,448,705)	(28,692,422)
Cash and cash equivalents at end of the period	**28,191,546,834**	**35,767,413,122**	**14,501,433,913**	**14,996,326,612**
Supplementary cash flow information				
Net cash paid during the period for				
Interest expenses	310,444,260	346,779,735	310,444,260	346,779,735
Income taxes	641,913,412	466,032,965	-	-

2.1 PTTEP Performance

The Fiscal Policy Office (FPO), Ministry of Finance, forecasted that Thailand's economy is expected to expand in the range of 4.0 percent in 2007, decelerated from 5.0 percent in 2006 due to 1) the expected slowdown in exports of goods and services following softening world economy and the strong Thai Baht and 2) the slowdown in domestic demand in consumption and investment as a result of the unstable political situation. However, given that the public sector's spending can be accelerated as targeted and that the interest rate could be sufficiently lowered to enhance domestic demand, Thailand's economy is likely to grow at the upper range of the projection at 4.5 percent.

Notable business developments at PTTEP and its subsidiaries in the first quarter of 2007 are summarized as follows.

Regarding petroleum sales, PTTEP's average sales volume for the first quarter of 2007 was 171,170 barrels of oil equivalent per day (BOED), lower than the target of 187,713 BOED for 2007. The average sales volume for January, February, and March were 165, 739 BOED, 167,731 BOED, and 179, 707 BOED respectively. The reasons for the deviation from the sales target were due to 1) the delay in production from NNN-A04 well, Nang Nuan project and 2) technical problems in the Gas/Condensate Separation Plant of Oman 44 Project. However, PTTEP is confident it can make up the production from the producing assets for the rest of the 9 months to meet the sales target of 2007.

For the first quarter of 2007, PTTEP and its subsidiaries were successful in discovering petroleum in various exploration projects including Myanmar and Nang Nuan projects. For Myanmar projects, the drilling results of exploration wells in M9 block including Zawtika-1A, Zawtika-2, Gawthaka-1, and Kanonna-1 found a number of natural gas bearing formations especially in Zawtika-2 well in which six zones of natural gas bearing formations were discovered with a total thickness of 101.5 meters. The flow rate testing (Tubing Stem Test) conducted on the three zones of Zawtika-2 well indicated combined flow rates of 109.5 million standard cubic feet per day (MMSCFD). The highly successful result of the exploration wells in M9 block gives PTTEP confidence in the potential of natural gas in M9 block. PTTEP, therefore, will prepare a development plan and continue to drill 4-5 appraisal wells by July 2007 to establish the petroleum reserves required for the development of the M9 block. In addition, for the Nang Nuan project, the exploration well namely NNN-A04 was drilled and encountered good quality crude oil (42° API) in the carbonate reservoir with an average flow rate of approximately 9,050 barrels of crude oil per day. As a result of the successful test on NNN-A04, the production platform and facilities are being prepared and production will start from this well by the second quarter of 2007.

Regarding growth, PTTEP has been continuously expanding the business. In the first quarter of 2007, PTTEP succeeded in the 19th Petroleum Concession Bidding Round of the Department of Mineral Fuels. The proposals for the 3 Petroleum Concession Blocks were approved by the Cabinet namely 1) A4/48 covering an area of 20,280 square kilometers, 2) A5/48 covering an area of 25,270 square kilometers, and 3) A6/48 covering an area of 23,270 square kilometers. All 3 Concession Blocks are located in Andaman Sea in the North Sumatra basin and Mergui basin. PTTEPO is the operator with 100% participation interests.

PTTEPI and the other joint venture partners of Cambodia Block B exercised their pre-emption rights to purchase the entire 10% participation interest of CE Cambodia Ltd. (CEL).

As a result of the acquisition, PTTEPI will increase its participation interest in the Cambodia Block B from 30% to 33.333334%.

2.2 Results of Operations

On February 12, 2007 PTTEP issued the unsecured and unsubordinated 3-year Debenture in the amount of Baht 3,500 million with an interest rate of 4.88% per annum. The Lead-Underwriter for this issuance was Standard Chartered Bank (Thai) Plc, whereas Krung Thai Bank Plc and Bank of Ayudhya Plc were the Co-Underwriters. The debentures are rated at AAA by TRIS Rating which is the highest rating. (The Board of Directors and the General Shareholders' meeting in the year 1998 approved the Company to issue and offer debentures in the amount of Baht 10,000 MM. PTTEP previously issued Baht 6,500 million debentures. Therefore, there was a remaining balance of Baht 3,500 million which was used for this issuance)

On February 13, 2007 the Company registered the change in its registered paid-up capital from Baht 3,286.002 million to Baht 3,286.352 million, as a result of the exercised warrants from Management and Employees to purchase the Company's stock under the Employee Stock Option Program (ESOP). The total number of shares exercised for this period was 349,700 shares at the par value of Baht 1 per share resulting in a total of 349,700 Baht. As of March 31, 2007 the outstanding number of warrants was 7.13 million units (1 unit of warrant = 5 units of common shares)

On March 28, 2007, the General Shareholders' Meeting approved PTTEP or its subsidiaries' fund raising to finance investment plan and/or for working capital up to the total amount of Baht 50,000 million to be issued in Baht or other foreign currencies and by means of issuance of debentures in local and/or foreign markets. The offering can be made in lump sum amount or in allotments through a pubic offering and/or a private placement. For flexibility, related terms and conditions and details of the issuances such as type of debenture, tenor and interest rate will be determined by the President of the Company in response to the prevailing conditions of the financial market. In addition, the General Shareholders' Meeting also approved the dividend payment for the second-half of 2006 operations at the rate of Baht 1.50 per share which was paid on April 11, 2007. The Company also paid the interim dividend for the first-half of 2006 at the rate of Baht 1.71 per share on August 28, 2006. The total dividend paid for the year 2006 was Baht 3.21 per share or 37.61% of the net profit.

2.2.1 **Results of Operations - Quarterly Comparison**

Earnings summary (Unit : Millions of Baht, excepting Baht per share amounts)	4th Quarter 2006	1st Quarter 2007	1st Quarter 2006
Income from continuing operations			
Exploration and production	5,224	5,828	6,441
Pipelines	1,088	1,086	924
Others	(194)	(143)	474
Total net income	**6,118**	**6,771**	**7,839**
Diluted earnings per share – from continuing operations	1.86	2.06	2.38
Total Revenues - from Current Operational Results	21,449	21,270	22,693

First Quarter of 2007 compared with First Quarter of 2006

For the results of operations (Unreviewed) in the first quarter of 2007, PTTEP and its subsidiaries' net profit was Baht 6,771 million or Baht 2.06 per share-diluted, a decrease of Baht 1,068 million or 14% from the same period last year, in which the net profit was Baht 7,839 million or Baht 2.38 per share-diluted. Return on shareholders' equity for this quarter was 30.32%

For this quarter, the total revenue was Baht 21,270 million, a decrease of Baht 1,423 million or 6% from the same period last year (Baht 22,693 million). The decrease was mainly due to the lower petroleum sales of Baht 1,289 million or 6%, resulting from (1) the lower average petroleum sales price in Baht currency which came from the average sales exchange rate which decreased to Baht 36.15 per USD against the same period last year at Baht 39.73 per USD as a result of the strengthened Baht, whereas the higher average petroleum sales price in USD currency to USD 35.43 per barrel of oil equivalent (BOE) against the same period last year (USD 34.28 per BOE), and (2) the lower sales volume in this quarter to 171,170 barrels of oil equivalent per day (BOED) compared with the same period last year of 171,508 BOED. The decreased sales volume mainly came from the natural gas sales volume from the Yetagun project relevant to the decrease in the benefit of cost recovery in portion of production sharing since April 2006 and crude oil sales volume from B8/32&9A project, whereas the higher sales volume in this quarter from gas sales volume of the Yadana and Oman 44 projects including the gas and condensate sales volume from the Phu Horm project.

PTTEP and its subsidiaries received higher revenue from pipeline transportation, which was proportionally recorded from gas pipeline transportation in Moattama Gas Transportation Company (MGTC) and Taninthayi Pipeline Company LLC (TPC).

For this quarter, PTTEP and its subsidiaries' foreign exchange gain decrease amounted to Baht 288 million from the strengthened Baht.

PTTEP and its subsidiaries incurred expenses in this quarter of Baht 8,901 million, a decrease of Baht 339 million or 4% from the same period last year (Baht 9,240 million). This decrease was the net effect of

(1) Decreased exploration expenses, mainly due to the 3D seismic cost from the Myanmar M7&M9 and Bongkot projects in the same period last year. However, there was a write-off of one dry well (COD-2X) in the Vietnam 9-2 project and 3D seismic cost from the Algeria 433a&416b and Myanmar M7&M9 projects.

    In addition, the Vietnam 9-2 project has received the Development Area approval since January 2007 which resulted in no cost carried for Petro Vietnam

(2) Higher depreciation and amortization expenses, mainly from the depreciation of the B8/32 & 9A, S1, Pailin and Bongkot projects as a result of additional completed oil and gas properties including the

-3-/ depreciation/....

depreciation of the Oman 44 and Phu Horm projects which were first in production since the fourth quarter of 2006 .

(3) Lower petroleum royalties and remuneration mainly as a result of a decrease in sales revenues.

PTTEP and its subsidiaries incurred higher income tax expenses of Baht 128 million mainly due to the higher petroleum taxable profit.

First Quarter of 2007 compared with Fourth Quarter of 2006

For the results of operations (Unreviewed) in the first quarter of 2007, PTTEP and its subsidiaries' net profit was Baht 6,771 million or Baht 2.06 per share-diluted, an increase of Baht 653 million or 11% from the previous quarter's net profit of Baht 6,118 million, or Baht 1.86 per share-diluted.

For this quarter, the total revenue was Baht 21,270 million, a decrease of Baht 179 million or 1% from the previous quarter (Baht 21,449 million). This decrease was mainly due to lower petroleum sales of Baht 418 million, resulting from (1) the decreased average petroleum sales price in Baht currency which came from the lower average petroleum sales price in USD currency to USD 35.43 per BOE against the previous quarter (USD 35.92 per BOE) and the decreased average sales exchange rate in this quarter to Baht 36.15 per USD when compared with the previous quarter (Baht 36.85 per USD) as a result of the strengthened Baht; however (2) sales volume increased in this quarter to 171,170 BOED against the previous quarter (165,465 BOED), resulting from the higher natural gas sales volume from the Oman 44, Pailin and Bongkot projects, natural gas and condensate sales volume from the Phu Horm project including higher crude sales volume from the S1 project but the crude sales volume from the B8/32&9A project decreased in this quarter.

In this quarter, PTTEP and its subsidiaries incurred expenses of Baht 8,901 million, a decrease of Baht 908 million or 9% from the previous quarter (Baht 9,809 million). This decrease was mainly the net effect of

(1) Lower exploration expenses, mainly due to the write-off of a dry well in the Vietnam 9-2 project in this quarter. In the previous quarter, there was the write-off of dry wells and 3D seismic costs in the Vietnam 16-1 project and the 2D seismic cost from the Iran Saveh project.

(2) Decreased operating expenses, mainly from the transfer of the related operating cost to inventories as a result of the crude sales lag time in the Nang Nuan project.

(3) Higher depreciation and amortization expenses, mainly from the depreciation in the Bongkot and Pailin projects as a result of additional completed oil and gas properties, including the depreciation cost from the Oman 44 and Phu Horm projects which came from higher production volume.

PTTEP and its subsidiaries incurred higher income tax expenses of Baht 62 million due to increased taxable profit.

2.3 Financial position

As of March 31, 2007, PTTEP and its subsidiaries had total assets of Baht 172,428 million, or Baht 14,615 million (9%) higher than at the end of 2006. This increase was mainly due to (1) higher cash and cash equivalents amounting to Baht 9,671 million as a result of operating activities and unsecured unsubordinated Bath bond issuance (2) an increase in oil and gas properties of Baht 4,429 million, mainly from the higher investment in the Arthit, MTJDA and Myanmar M7&M9 projects and (3) a long term loan to Energy Complex Co., Ltd. of Baht 150 million.

Most of the current assets as of March 31, 2007 were cash and cash equivalents, parent company receivables, and accounts receivables. A large proportion of the non-current assets were (1) assets used in joint-venture exploration and production, presented under the title of Property, Plant, and Equipment, and (2) investments in associated companies, Energy Complex Co., Ltd., and PTT ICT Solutions Co., Ltd. presented under the title of Investment in Associated Undertakings.

PTTEP and its subsidiaries had total liabilities of Baht 82,264 million, which were higher than at the end of 2006 by Baht 12,976 million, mainly resulting from (1) higher income tax payable of Baht 5,010 million (2) accrued dividends payable for the second half of 2006, value Baht 1.50 per share, amounting to Baht 4,930 million and (3) unsecured unsubordinated Baht bond issuance, with a maturity period of 3 years, amounting to Baht 3,500 million.

PTTEP issued warrants to directors, management and employees of 2 million units on August 1, 2002, 2 million units on August 1, 2003, 2.8 million units on August 1, 2004, 2.8 million units on August 1, 2005 and 2.8 million units on August 1, 2006, with the exercise prices of Baht 111 per share, Baht 117 per share, Baht 183 per share, Baht 278 per share and Baht 456 per share respectively. As of April 12, 2006 the company registered the change in its par value from Baht 5 each with 664.40 million ordinary shares to Baht 1 each with 3,322 million ordinary shares. The change of its par value affected the exercise ratio of the warrants from 1:1 to 1:5 including the exercise price from Baht 111, Baht 117, Baht 183, Baht 278 and Baht 456 to Baht 22.20, Baht 23.40, Baht 36.60, Baht 55.60 and Baht 91.20 respectively. As of March 31, 2007, the total number of shares exercised was 26.35 million shares and the outstanding number of warrants was 7.13 million units.

As of March 31, 2007, PTTEP and its subsidiaries had a net cash flow from operations of Baht 14,773 million. The majority of this was cash received from operating activities.

PTTEP and its subsidiaries had a net cash flow used in investment activities of Baht 8,428 million, mainly resulting from (1) the higher investment in oil and gas properties in the Arthit, MTJDA and Myanmar M7&M9 projects (2) a long term loan to Energy Complex Co., Ltd. amounting to Baht 150 million.

PTTEP and its subsidiaries had a net cash flow from financing activities of Baht 3,513 million due to (1) cash received from unsecured unsubordinated Baht bond issuance of Baht 3,500 million and (2) cash received from the issuance of ordinary shares for the exercise of warrants of Baht 13 million.

-6-/ As of March/....

As of March 31, 2007, PTTEP and its subsidiaries had cash and cash equivalents of Baht 28,192 million, an increase of Baht 9,671 million from the end of 2006.

2.4 Impact of the Change in Accounting for Investments in Subsidiary and / or Associated Undertakings

In accordance with the Federation of Accounting Professions issued notification no. 26/2549 regarding Accounting Standard no. 44 "Consolidated Financial Statements and Accounting for Investments in Subsidiaries", the company has changed the accounting for investments in subsidiaries and associates which are to be presented in the Company's financial statements under the cost method instead of the equity method. The effect of this change resulted in the difference of net profit and retained earnings between consolidated financial statements and the Company's financial statements. However, the change does not affect the company's dividend policy and fundamental factor of business (e.g. corporate and management structure, revenues structure and strategic directions).

(1) Investment in Subsidiaries, Associates and Joint Ventures

1.1 Investment accounted for under equity method in consolidated financial statements

As of March 31, 2007, PTTEP and its subsidiaries had investment accounted for under the equity method of Baht 416 million, a decrease of Baht 2 million or 1% from at the end of 2006. The decrease was mainly due to (1) a share of loss from investment in Energy Complex Co., Ltd. amounting to Baht 4 million and (2) a share of profit from investment in PTT ICT Solution Co., Ltd. of Baht 2 million.

1.2 Investment in subsidiaries, associates and joint ventures accounted for under the cost method in the Company's financial statements

As of March 31, 2007, PTTEP had investment in subsidiaries, associates and joint ventures accounted for under the cost method by historical cost in the Company's financial statements amounting to Baht 24,149 million, and no movement when compared with at the end of 2006.

(2) Net profit

For the first quarter of 2007, net profit in consolidated financial statements and the Company's financial statements were Baht 6,771 million or Baht 2.06 per share-diluted and Baht 4,513 million or Baht 1.37 per share-diluted respectively. The difference of the net profit came from the change in the accounting for investment in subsidiaries and associates in the Company's financial statements. The net profit under subsidiaries and associates was proportionally recognized in consolidated financial statements

(3) Impact of the change in investment accounted for in the Company's financial statements

3.1 The change resulted in the net profit for the period of three months ended 31 March 2007 and 2006 in the Company's financial statements decreased amounting to Baht 2,258 million or Baht 0.69 per share-diluted and Baht 3,080 million or Baht 0.93 per share-diluted respectively.

3.2 The effect of the change to other items in the Company's financial statements as of March 31, 2007 was the lower investment in subsidiaries and retained earnings which are to be presented in Balance Sheets of Baht 21,462 million. The cumulative effect of the accounting change is to be presented in "Cumulative effect of accounting change" in Company's statement of changes in shareholder's equity

2.5 Impacts on Operational Results

Oil price and Thai Baht continue to be significant factors that influence PTTEP business performance. The highly volatile oil price is subject to various factors e.g. geopolitics, market demand, natural disasters, operation disruptions, etc. which cause difficulty in the accuracy of oil price projection. Oil price experts themselves still debate the future trends of the oil market. In addition to the oil price, a continuous increase in costs of the E & P business is another factor that has a vital impact on PTTEP business. However, to effectively contain the cost issue, PTTEP has closely monitored the costs and has established a taskforce to analyze, plan, and implement programs to effectively manage and reduce costs e.g. Procurement Planning Team which is responsible for planning and timely securing long lead items required for operations. Another example is the Consolidated Wellhead Platform Design Team which is responsible for studying and preparing standard wellhead platform design which can be used for various PTTEP projects. In addition, PTTEP has also closely monitored business activities and work progress in every project in order to analyze and provide timely solutions to potential problems that may lead to project delays. All efforts have been made with objectives to ensure that all projects are progressing as planned and that they will generate return to our stakeholders as targeted.

PTTEP has been continuously expanding our business operations to overseas countries. To effectively operate in an international environment, PTTEP has been preparing our organization in various aspects, e.g., personnel development and internal work processes & systems to allow maximum efficiency & effectiveness in an international environment. Regarding personnel development, PTTEP personnel have been trained and developed to work effectively in a diversified and multi-cultural working environment with a broad working knowledge and a high level of flexibility and adaptability. Regarding internal work processes and systems, PTTEP continuously improve and streamline our internal rules & regulations, work processes & systems, and methodology to be more efficient and support our business operations in overseas countries.

ทะเบียนเลขที่ / Registration No. 0107535000206
บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited
A Company of PTT Group

RECEIVED

PTTEP No. 1.910/146/2007

Finance Department
Tel. 0-2537-4512, 0-2537-4611

April 27, 2007

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Names of Members and Scope of Work of the Audit Committee

Attachments: Certificates and Resumes of Audit Committee Members (F24-2)
Form for Report on Names of Members and Scope of Performance (F24-3)

PTT Exploration and Production Public Company Limited (PTTEP) wishes to announce that the Board of Directors, at the meeting No. 4/2550/262 on April 24, 2007, has appointed Mr. Sirin Nimmanahaeminda to be the member of the Audit Committee in replacement of the resigned member. Audit Committee Members' term will be equal to the 3-year term, effective from April 24, 2007.

Names of members of the Audit Committee are as follows:

Chairman of the Audit Committee	General Lertrat Ratanavanich
Member of the Audit Committee	Mr. Chulasingh Vasantasingh
Member of the Audit Committee	Mr. Sirin Nimmanahaeminda
Secretary to the Audit Committee	Mr. Verasak Manchuwong

Certificates and Resumes of the new member of the Audit Committee and Form for Report on Names of Members and Scope of Performance are attached hereto.

The Audit Committee of the Company has the scope of duties and responsibilities, and shall report to the board of directors on following issues:

(1) To review PTTEP's financial reporting process to be accurate and adequate by having the external auditor in every quarterly meeting.

(2) To review PTTEP's performance in order to ensure compliance with the securities and exchange law, rules and regulations of the Exchange or other laws related to PTTEP's business.

-2- / (3) To consider the .....

(3) To consider the disclosure PTTEP's information when there is a connected transaction or transaction that may lead to conflict of interest so as to ensure the accurateness and completeness.

(4) To review that PTTEP has internal control system and suitable and efficient internal audit including the reporting of audit results, audit procedures and audit assessment in various activities of PTTEP according to the procedures and the acceptable standard and to liaise with external auditor.

(5) To consider, select and propose an appointment of an external auditor of PTTEP, including proposal of external auditor's fee.

(6) To give an approval for a nomination, a transfer and a reward or a punishment of the Head of the Internal Audit.

(7) To approve an audit plan prepared by the Internal Audit.

(8) To screen and consider a budget and a work force of the Internal Audit.

The Company hereby certifies that the aforementioned audit committee members meet all the qualifications prescribed by the Stock Exchange of Thailand.

Yours sincerely,

Maroot Mrigadat
President

Form for Report on Name of Members and Scope of Performance of the Audit Committee

The board of directors meeting of PTT Exploration and Production Public Company Limited No. 4/2550/262 held on April 24, 2007 passed resolutions appointing Chairman of the Audit Committee/Member for the Audit Committee with the following details:

1. Chairman of the Audit Committee — General Lertrat Ratanavanich
2. Member of the Audit Committee — Mr. Sirin Nimmanahaeminda

therefore, at April 24, 2007

1. Members of the Audit Committee are as follows:

		Remaining terms Of holding office
Chairman of the Audit Committee	General Lertrat Ratanavanich	3 years
Member of the Audit Committee	Mr. Chulasingh Vasantasingh	3 years
Member of the Audit Committee	Mr. Sirin Nimmanahaeminda	3 years
Secretary of the Audit Committee	Mr. Verasak Manchuwong	

Certificates and Resumes of appointed member of the Audit Committee as mentioned are attached hereto.

2. The Audit Committee of the Company has the scope of duties and responsibilities, and shall report to the board of directors on:

(1) To review PTTEP's financial reporting process to be accurate and adequate by having the external auditor in the every quarterly meeting.

(2) To review PTTEP's performance in order to ensure compliance with the securities and exchange law, rules and regulations of the Exchange or laws related to PTTEP's business.

(3) To consider the disclosure PTTEP's information when there is a connected transaction or transaction that may lead to conflict of interest so as to ensure the accurateness and completeness.

-2-/ (4) To review…

(4) To review that PTTEP has internal control system and suitable and efficient internal audit including the reporting of audit results, audit procedures and audit assessment in various activities of PTTEP according to the procedures and the acceptable standard and to liaise with external auditor.

(5) To consider, select and propose an appointment of an external auditor of PTTEP, including proposal of external auditor's fee.

(6) To give an approval for a nomination, a transfer and a reward or a punishment of the Head of the Internal Audit.

(7) To approve an audit plan prepared by the Internal Audit.

(8) To screen and consider a budget and a work force of the Internal Audit.

The Company hereby certified that the aforementioned members meet all the qualifications prescribed by the Stock Exchange of Thailand.

Yours sincerely,

Maroot Mrigadat

President

ทะเบียนเลขที่ / Registration No. 0107535000206

PTTEP No. 1.910/ 145 /2007

Finance Dept.
Tel.0-2537-4512, 0-2537-4611

April 27, 2007

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: List of the Board of Directors
Reference: Letter PTTEP No. 1.910/128/2007 dated April 5, 2007
Attachment: Copy of Curriculum Vitae of Director No. 8

PTT Exploration and Production Public Company Limited or PTTEP wishes to announce that the Board of Directors, at Board Meeting No. 4/2550/262 held on April 24, 2007, has resolved to elect Mr. Sanit Rangnoi to be the director in replacement of the director who resigned from the office. Mr. Sanit is known for his expertise in engineering, finance and taxation which will enhance PTTEP Board's performance. The resolution also includes appointment of new members of the Audit Committee, the Risk Management Committee and the Corporate Governance Committee in replacement of those who retired from the office.

PTTEP would like to announce the list of the Board of Directors as follows:

1. Mr. Cherdpong Siriwit	Chairman
2. Mr. Sirin Nimmanahaeminda	Independent Director, Member of the Remuneration Committee and Member of the Audit Committee
3. Mr. Vudhibhandhu Vichairatana	Independent Director, Chairman of the Corporate Governance Committee and Member of the Risk Management Committee
4. Mr. Chitrapongse Kwangsukstith	Director, Member of the Risk Management Committee and Member of the Nominating Committee
5. Mr. Prasert Bunsumpun	Director
6. Mr. Tongchat Hongladaromp	Director and Chairman of the Risk Management Committee

-2- /7.Mr. Pala ...

7. Mr. Pala Sookawesh	Director and Member of the Remuneration Committee
8. Mr. Sanit Rangnoi	Independent Director
9. Mr. Krairit Nilkuha	Independent Director and Chairman of the Remuneration Committee
10. Mr. Chokchai Aksaranan	Independent Director and Member of the Corporate Goverriance Committee
11. General Lertrat Ratanavanich	Independent Director, Chairman of the Audit Committee, Member of the Corporate Governance Committee and Member of the Nominating Committee
12. Mr. Pichai Chunhavajira	Director and Member of the Risk Management Committee
13. Mr. Chulasingh Vasantasingh	Independent Director, Chairman of the Nominating Committee and Member of the Audit committee
14. Mr. Viraphol Jirapraditkul	Independent Director
15. Mr. Maroot Mrigadat	Director, Member of the Risk Management Committee and President

Yours sincerely,

Maroot Mrigadat
President

Remark: *Sequence is according to directorship term*

END